UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Because Coffee Ten, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 16, 2023

Physical address of issuer
240 Dawson Village Way, Suite 100, Dawsonville, GA 30534

Website of issuer
because.coffee

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 6% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class B Units

Target number of Securities to be offered
2,000

Price (or method for determining price)
$12.50

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$925,150

Deadline to reach the target offering amount
April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
50

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$2,694,018	$137,494
Cash & Cash Equivalents	$1,549,344	$43,574
Accounts Receivable	$0.00	$0.00
Short-term Debt	$187,775	$31,574
Long-term Debt	$257,077	$18,366
Revenues/Sales	$373,646	$412,384
Cost of Goods Sold	$177,322	$147,525
Taxes Paid	$0.00	$0.00
Net Income	($501,205)	($6,676)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 3, 2024

FORM C

Up to $925,150

Because Coffee Ten, LLC



Class B Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Because Coffee Ten, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class C Units of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $925,150.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 6% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$0	$1,000.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$925,150.00	$55,509.00	$869,641.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at because.coffee no later than 120 days after the end of the Company's fiscal year. **The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is October 3, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: because.coffee

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Because Coffee Ten, LLC (the "Company") is a Delaware Limited Liability Company, formed on June 16, 2023.

The Company is located at 240 Dawson Village Way, Suite 100, Dawsonville, GA 30534.

The Company's website is because.coffee.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Because Coffee Ten, LLC (the "Company") is a growing company whose core business is focused on roasting specialty-grade coffee and operating its café. The history of the company started in

2019, when Eddie Wilson and Doug Cole along with some small investors opened their first store in the summer of 2019 in Dawsonville, GA. In the summer of 2022, Because Coffee LLC created Because Coffee Holdings Group LLC (BCHG) and transferred 100% of the ownership of Because Coffee LLC to BCHG. The ownership team of BCHG consisted of the same individuals of Because Coffee LLC with roughly the same ownership percentages. In late summer 2022, the team added a new Café named Myth & Legend LLC with BCHG becoming 100% owner.

With the success of the two operating Cafes, the team decided to execute an expansion plan which includes this Reg CF capital raise and a simultaneous Reg D 506(b) with substantially the same terms. In June 2023, Because Coffee Ten, LLC was formed as a new entity. In November 2023, Because Coffee LLC and Myth and Legend LLC were dissolved as LLC's and the current two stores and all upcoming stores now operate under Because Coffee Ten LLC and BCHG will manage roasting the coffee, handle online sales and e-commerce for the Because Coffee brand.

Our current location are:

Because Coffee
240 Dawson Village Way N #100, Dawsonville, GA 30534

Myth & Legend
431 Vision Dr Suite F101A, Cumming, GA 30040

Myth & Legend
1900 Everly Lane, Johns Creek, GA 30097

Myth & Legend
88 Charlotte Street, St Augustine, FL 32084

The Company expansion plan is to begin adding more cafes in select target markets in the Southeast portion of the U.S. Because Coffee offers a unique experience with the top 4-10% of the world's best coffee as the focus.* Quality and a personalized experience have been the hallmark of this brand since its inception. The business model for this company was inspired by both the mission and success of both Starbucks, as well as Chick-Fil-A. We think its important to give back to the communities we serve and allocate a portion of the profits for each location to support a variety of community-based and nonprofit causes.

*Source: https://sprudge.com/what-is-specialty-coffee-180293.html#:~:text=In%20more%20concrete,reaches%20specialty%20grade

The Offering

Minimum amount of Class B Units being offered	2,000
Total Class B Units outstanding after Offering (if minimum amount reached)	370,938 (current Class B Units issued) + 2,000 (min) = 372,938
Maximum amount of Class B Units being offered	74,012
Total Class B Units outstanding after Offering (if maximum amount reached)	370,938 (current Class B Issued) + 74,012 (max) = 444,950
Purchase price per Security	$12.50
Minimum investment amount per investor	$1,000.00
Offering deadline	April 30, 2025
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(b) of Regulation D to raise up to $5,000,000 on the same terms as this Offering (the "Reg D Offering"). The Class B Units above do not reflect the total number of Class B Units being offered in the Reg D Offering.

As of the date of this Form C, the Company has raised $4,361,875.00 in the Reg D Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on June 16, 2023. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate

profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Eddie Wilson and Doug Cole who are CEO and President of the Company. The Company has or intends to enter into employment agreements with Eddie Wilson and Doug Cole although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Eddie Wilson and Doug Cole or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Eddie Wilson and Doug Cole in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with

respect to those individuals in the event of their death or disability. Therefore, if any of Eddie Wilson and Doug Cole die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among coffee beverages food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding coffee beverages products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a few third-party co-manufacturers with one location to manufacture all of our products.
The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as green coffee, cane turbinado sugar, granulated sugar, salt, figs, vanilla beans, extracts, baking spices, milk. In addition, we purchase and use significant quantities of paper cups, plastic cups, lids, straws, napkins, plastic cutlery to package our products. In recent periods, the prices of [coffee (which impacts the price of coffee beverages) has been priced slightly above their respective averages and we have realized some moderately negative effects from these slightly above average prices in the form of increaseds cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers, would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our

ingredient requirements. The coffee and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Class B Units will not be freely tradable until one year from the initial purchase date. Although the Class B Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Units. Because the Class B Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF and under the terms of the Company's Operating Agreement. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Units may also adversely affect the price that you might be able to obtain for the Class C Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Georgia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Manager and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may

have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Operating Agreement.

Purchasers Will Not Participate in Management
Our Manager has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Company's Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The Securities in this Offering are Non-Voting.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as holder of the Securities, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right

to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Because Coffee Ten, LLC (the "Company") is a growing company whose core business is focused on roasting specialty-grade coffee and operating its café. The history of the company started in 2019, when Floyd E. Wilson and Doug Cole along with some small investors opened their first store in the summer of 2019 in Dawsonville, GA. In the summer of 2022, Because Coffee LLC created Because Coffee Holdings Group LLC (BCHG) and transferred 100% of the ownership of Because Coffee LLC to BCHG. The ownership team of BCHG consisted of the same individuals of Because Coffee LLC with roughly the same ownership percentages. In late summer 2022, the team added a new Café named Myth & Legend LLC with BCHG becoming 100% owner.

With the success of the two operating Cafes, the team decided to execute an expansion plan which includes this RegCF capital raise and the concurrent Reg D Offering with the same terms. In June 2023, Because Coffee Ten, LLC was formed as a new entity. In November 2023, Because Coffee LLC and Myth and Legend LLC were dissolved as LLC's and the current two stores and all upcoming stores now operate under Because Coffee Ten LLC and BCHG will manage roasting the coffee, handle online sales and e-commerce for the Because Coffee brand.

Because Coffee
240 Dawson Village Way N #100, Dawsonville, GA 30534

Myth & Legend
431 Vision Dr Suite F101A, Cumming, GA 30040

Myth & Legend
1900 Everly Lane, Johns Creek, GA 30097

Myth & Legend

88 Charlotte Street, St Augustine, FL 32084

The Company expansion plan is to begin adding more cafes in select target markets in the Southeast portion of the U.S. Because Coffee offers a unique experience with the top 4-10% of the world's best coffee as the focus.* Quality and a personalized experience have been the hallmark of this brand since its inception. The business model for this company was inspired by both the mission and success of both Starbucks, as well as Chick-Fil-A. We think its important to give back to the communities we serve and allocate a portion of the profits for each location to support a variety of community-based and nonprofit causes.

*Source: https://sprudge.com/what-is-specialty-coffee-180293.html#:~:text=In%20more%20concrete,reaches%20specialty%20grade

Business Plan

The superior level coffee we craft is achieved through sourcing Specialty Grade green coffee, our unique roasting techniques & utilizing roasting technology that produces consistent roast profiles. Our coffee is consistently described by our customers as "the best coffee they have ever had".

We plan to have 10 stores in operation by 2026. The Company is curating experiences through our various retail brands including Because Coffee, Myth and Legend, and Moto Coffee. Projected revenues for 2024 are $2,300,000. The Company plans to acquire distressed competitor assets, introduce new retail brands, and expand mobile service capability. Through 2026, we project revenues of an estimated $19,000,000 with a gross profit of over 50% based on projections by the management team.

*Source: https://sprudge.com/what-is-specialty-coffee-180293.html#:~:text=In%20more%20concrete,reaches%20specialty%20grade

History of the Business

The history of the company started in 2019, when Floyd E. Wilson and Doug Cole along with some small investors opened their first store in the summer of 2019 in Dawsonville, GA. In the summer of 2022, Because Coffee LLC created Because Coffee Holdings Group LLC (BCHG) and transferred 100% of the ownership of Because Coffee LLC to BCHG. The ownership team of BCHG consisted of the same individuals of Because Coffee LLC with roughly the same ownership percentages. In late summer 2022, the team added a new Café named Myth & Legend LLC with BCHG becoming 100% owner.

With the success of the two operating Cafes, the team decided to execute an expansion plan which includes this Reg CF capital raise and the concurrent Reg D Offering with substantially the same terms. In June 2023, Because Coffee Ten, LLC was formed as a new entity. In November 2023, Because Coffee LLC and Myth and Legend LLC were dissolved as LLC's and the current two stores and all upcoming stores now operate under Because Coffee Ten LLC and BCHG will manage roasting the coffee, handle online sales and e-commerce for the Because Coffee brand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Coffee cafe	The superior level coffee we craft is achieved through sourcing Specialty Grade green coffee, our unique roasting techniques & utilizing roasting technology that produces consistent roast profiles.	Consumers of Specialty Grade coffee.
Because Coffee Cafe	Because Coffee location in Dawsonville, GA opened in 2019 and is the flagship store for the Because Coffee brand.	Consumers of Specialty Grade coffee
Myth & Legend Cafe	Myth & Legend is an offshoot of the Because Coffee brand. It opened its first store in Cummings, GA in the summer of 2023. It targets a younger, sophisticated, and "hipper" consumer that cares about the social aspect of drinking quality coffee with friends and acquaintances.	Consumers of Specialty Grade coffee

The Company will open additional cafes in select target markets in the Southeast portion of the U.S. A new cafe that is opening soon will be owned by Because Coffee Ten.

We offer food and beverages through our retail location in Georgia.

The primary products sold at each store are coffee, bags of coffee, small pastries and merchandise. The pastries and merchandise make up a small percentage of revenue. Our stores offer 12 different cold coffee drinks, 9 hot coffee drinks, 6 teas variations and 3 non coffee/tea drinks. Each store typically sells around 3,000 drinks per month.

Competition

The Company's primary competitors are Barista Coffee Co. Ltd., Brew Berrys Hospitality Pvt Ltd., Caffe Nerp Group Ltd., Coffee Day Enterprises Ltd., and Coasta Ltd. In each new market we enter we will have new local competitors.

Supply Chain and Customer Base

Because Coffee Ten purchases its beans from local vendors in Georgia. The vendors get their beans from Honduras.

Local consumers to stores (Dawsonville, GA; Cumming, GA), online customers (because.coffee), other coffee store owners, restaurants and businesses who purchase the roasted coffee and sell wholesale.

Intellectual Property

Trademarks*

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
98128630	Coffee; Coffee beans; Ground coffee beans; Roasted coffee beans	BECAUSE COFFEE	August 11, 2023	Pending	USA
98128642	Coffee; Coffee beans; Ground coffee beans; Roasted coffee beans	Design Mark	August 11, 2023	August 6, 2024	USA
98128653	Coffee; Coffee beans; Ground coffee beans; Roasted coffee beans	MYTH & LEGEND	August 11, 2023	Pending	USA

*The above trademarks, and related intellectual property, is owned by Because Coffee Holdings Group, Inc., a member and the manager of the Company. Pursuant to the Company's Operating Agreement and a License Agreement, Because Coffee Holdings Group, Inc. has granted a non-exclusive, non-transferable and royalty-free license to the Company to use the intellectual property in connection with the ownership, promotion and operation of the Company's business for as long as Because Coffee Holdings Group, Inc. beneficially remains a member of the Company.

Governmental/Regulatory Approval and Compliance

The coffee industry is subject to federal, state and local governmental regulations. The failure to obtain, renew, or retain licenses or permits, or the business suffering from a citation or shut down relating to an inspection or otherwise, would adversely affect the operations of the business. Furthermore, due to the COVID-19 pandemic, there are stricter health regulations and guidelines and increased public concern over food safety standards and controls. Potential food safety incidents, whether at our facilities or involving our business partners, could lead to wide public exposure, which could materially harm our business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 240 Dawson Village Way, Suite 100, Dawsonville, GA 30534

The Company conducts business in Georgia.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$55,509
Capital Build-outs	79.9%	$19,975	79.9%	$739,195
Marketing	4.7%	$1,175	4.7%	$43,482
Working Capital	9.4%	$4,418	9.4%	$86,964
Total	100.00%	$25,000	100.00%	$925,150

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: In the event the Company needs to use funds for marketing, buying equipment or needing working capital.

The above Use of Proceeds does not include proceeds to be received from the Reg D Offering. We may allocate such proceeds towards different categories of operating costs.

OFFICERS AND EMPLOYEES

Directors

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Floyd E. Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer: Collective Influence, Jun 2022 - Present
Strategic planning
Corporate decisions
Allocating capital
Founder: Empire Operating Model May 2021 - Present
Strategic planning
Corporate decisions
Allocating capital

Education

Emory University Business, Management, Marketing, and Related Support Services, 2002 - 2002
Studied Business Management and Marketing through the Co-Learn Process Hyles-Anderson
College Master's Degree, Practical Theology 2007-2008

Name

Doug Cole

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Owner, Because Coffee-July 2018-Present
Daily operations
Store management
Personnel
Brewmaster

Customer Service Representative-Alco-Chem, Inc. Jan 2018-July 2018
Customer care
Technical support

Education

B.S. degree in theology.

Manager of the Company

The manager of the Company is Because Coffee Holdings Group, Inc., a Georgia corporation (the "Manager").

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has a total of 50 employees between Georgia and Florida, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Units
Amount outstanding	560,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be diluted if/when the Company issues new Class A Units
Percentage ownership of the Company by the holders of such securities (assuming	50.4%

conversion prior to the Offering if convertible securities).	

Type of security	Class B Units
Amount outstanding	370,938 (total issued through Reg D and Reg CF as of 9/23/24)
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be diluted if/when the Company issues new Class B Units
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	33.38%

Type of security	Class C Units
Amount outstanding	55,111 reserved for future issuance under an Equity Incentive Plan
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be diluted if/when the Company issues new Class C Units
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	4.96%

In addition to as described above, differences between the Securities being issued pursuant to Regulation CF and each other class of securities of the Company are set forth in the Company's Operating Agreement.

At the end of 2023, the Company had the following debt outstanding:

Type of debt	Credit Card

Name of creditor	American Express
Amount outstanding	$22,841.00
Interest rate and payment schedule	Balance is paid off monthly
Amortization schedule	N/A
Describe any collateral or security	Non secured
Maturity date	None, balance paid monthly
Other material terms	N/A

Type of debt	Loan
Name of creditor	Wilson Group LLC
Amount outstanding	$87,300
Interest rate and payment schedule	0%, no payments
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	None
Other material terms	There are no payments nor interest accrual of the loan. The loan can be paid off at the discretion of the Company.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class B Units	348,950	$4,361,875	Marketing/branding, build-outs, vehicle, working capital, debt retirement, admin/capital raise/oversight	June 20, 2023 (concurrent with this Offering)	Rule 506(b)
Class B Units	21,988	$274,850	Intermediary fees, Capital build-outs, Marketing, and Working Capital	December 14, 2023	Reg CF

Valuation

Based on the Offering price of the Securities, the pre-money value ascribed to the Company is $7,500,000 (this does not account for any funds raised in the previous Reg C Offering or the concurrent Reg D Offering, which are dilutive. Please see the Risk Factor titled "Your ownership of the Securities will be subject to dilution.").

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are Because Coffee Holding Group and Collective Equity, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Because Coffee Holding Group, Inc.	15.12%
Collective Equity, Inc	30.24%

The beneficial owners of 20% or more of Because Coffee Holding Group, Inc. are:

Name	Percentage Owned
Floyd E. Wilson	49.26%
Doug Cole	23.41%

The beneficial owners of 20% or more of Collective Equity, Inc. are:

Name	Percentage Owned
Floyd E. Wilson	49%
Andrew Cordle	51%

Following the Offering, the Purchasers will own 0.20~~18~~% of the Company if the Minimum Amount is raised and 6.98~~66~~% if the Maximum Amount is raised, on a fully diluted basis (which includes Class C Units reserved for a future Equity Incentive Pool).

If the Maximum Amount of the Reg D Offering is reached, then the foregoing percentages will ~~be~~ subject to dilution. Please see the Risk Factor titled "Your ownership of the Securities will be subject to dilution." ~~diluted to 0.18% and 6.66%, respectively~~.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Prior to the creation of Because Coffee Ten LLC in 2023, Because Coffee operated as a stand alone LLC from 2018-2022. In 2022 that entity was dissolved and Because Coffee Holding Group absorbed all assets and operations. The Company has successfully completed a 3-year product development phase in which it brought to market a variety of products, such as its proprietary roasted coffee brand with over 25 offerings, and a line of merchandise and cafe menu with specialized drinks and syrup blends. The Company exceeded its revenue expectations during its first year of post testing operations. In 2021 the Company had revenues of $305,178, with a profit of $4,499.

The Company has expanded during the second half of 2023 and throughout 2024 by opening 2 additional stores and a mobile cart. We have a Letter of Intent to open another Myth & Legend store in Clarkesville, GA in Q1 of 2025 and plans to add an additional 2-3 stores in 2025. We plan to have 10 stores in operation by the end of 2026. Building on our Key Success Events and introducing our New Products to the market, Because Coffee will launch an aggressive growth plan over the next 5 years. The Company expects an Accumulative Revenue of $19,121,323, with an operating profit of $5,977,905 through 2026 based on management's projections and subject to the risk disclosures.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

$6,556.42 monthly lease for Myth & Legend Coffee House to the Cumming Downtown Development Authority.

Material Changes and Other Information

Because Coffee LLC and Myth & Legend LLC have been consolidated into Because Coffee Ten, LLC at the end of 2023. These companies have been dissolved.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.   Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 74,012 Class B Units for up to $925,150.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $925,150.00 (the "Maximum Amount") and the additional Securities will be allocated on a pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $25,000 in investments is committed and received by North Capital Private Securities Corporation and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

A cash-based success fee of 6.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold and assuming the maximum amount of the Reg D Offering is reached), the Company will have 560,000 Class A Units and 496,000 Class B Units issued and outstanding, with 55,1111 Class C Units reserved for future issuance under an Equity Incentive Plan.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Units." The Company's Manager determines when and how distributions are made. Distributions are calculated by Depending on the amount of cash flow and profitability each quarter. Distributions are apportioned to holders of Membership Units on a pro-rata basis based on a member's respective percentage ownership. Distributions are required to be made at the sole discretion of the Manager. The Membership Units are not entitled to a preferred return.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Units are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Units will not be able to transfer their Membership Units without the approval of the Company. All transfers of Membership Units are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Units upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: None

The Company has an Operating Agreement in place. Purchasers will be required to become a party to the Operating Agreement by executing the Subscription Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. The Company's Operating Agreement contains additional transfer restrictions.

Other Material Terms

The Company does not have the right to repurchase the Class B Units.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Units as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Units through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Manager has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or

(b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Units (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Manager believes that interests in the Company will not be traded on an established securities market. The Manager also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of the Units will not be registered under the Securities Act. Generally, an entity that owns Units is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Units that may cause the Units to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Manager believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Units is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Membership Units - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Membership Units - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Manage or its managing members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

NONE

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Floyd E. Wilson

(Signature)

Floyd E. Wilson

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Floyd E. Wilson

(Signature)

Floyd E. Wilson

(Name)

CEO

(Title)

10/3/24

(Date)

Instructions:

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Campaign Offering Page
Exhibit C   Subscription Agreement
Exhibit D   Company Operating Agreement

EXHIBIT A

Financial Statements



Because Coffee Ten LLC (the "Company") a Delaware Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

For the Year Ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Because Coffee Ten LLC

We have reviewed the accompanying consolidated financial statements of the Company which comprise the consolidated balance sheet as of December 31, 2023 and the related consolidated statement of operations and comprehensive income, consolidated statement of changes in members' capital (deficit), and consolidated statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 29, 2024

Vincenzo Mongio

BECAUSE COFFEE TEN LLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)

	December 31, 2023
Assets	
Current Assets:	
Cash and Cash Equivalents	$ 1,549,344
Prepaid Expenses	677
Other Current Assets	2,786
Total Current Assets	**1,552,807**
Non Current Assets:	
Other Assets	6,432
Property, Plant and Equipment, Net of Accumulated Depreciation	800,068
Right Of Use Asset - Operating Lease, Net of Accumulated Amortization	334,711
Total Non Current Assets	**1,141,211**
Total Assets	**$ 2,694,018**
Liabilities and Members' Capital (Deficit)	
Liabilities	
Current Liabilities:	
Credit Cards Payable	$ 22,841
Due to Related Party	87,300
Short-Term Lease Liability - Operating Lease	77,634
Total Current Liabilities	**187,775**
Non Current Liabilities:	
Long-Term Lease Liability - Operating Lease	257,077
Total Non Current Liabilities	**257,077**
Total Liabilities	**444,852**
Members' Capital (Deficit)	
Class A Units	-
Class B Units	2,750,079
Class C Units	-
Members' Capital, Net of Distributions	47,000
Accumulated Deficit	(547,913)
Total Members' Capital (Deficit)	**2,249,166**
Total Liabilities and Members' Capital (Deficit)	**$ 2,694,018**

3


BECAUSE COFFEE TEN LLC

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)


		For the Year Ended **December 31, 2023**
Revenues:		
Revenues	$	373,646
Total Revenues	$	**373,646**
Cost of Sales		
Cost of Sales		177,322
Total Cost of Sales	$	**177,322**
Gross Profit	$	**196,324**
Operating Expenses:		
Advertising and Marketing	$	8,036
Legal and Professional		20,486
Selling, General and Administrative		590,652
Rent Expense		18,680
Operating Lease Expense		32,160
Non-Lease Expense		-
Total Operating Expenses	$	**670,014**
Other (Income) Expense:		
Depreciation	$	39,531
Other Income		(12,268)
Interest Expense		252
Total Other (Income) Expense	$	**27,515**
Loss from Continuing Operations Before Income Taxes	$	**(501,205)**
Provision for Income Taxes		-
Net Income (Loss)	$	**(501,205)**

BECAUSE COFFEE TEN LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL (DEFICIT) (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2023

	Class A Units		Class B Units		Class C Units		Member		Subscription	Accumulated	Total Members'
	Units	Amount	Units	Amount	Units	Amount	Capital	Distributions	Receivable	Deficit	Deficit
Balance on June 16, 2023	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ 50,000**	**$ -**	**$ -**	**$ (46,708)**	**$ 3,292**
Issuance of Units	600,000	$ -	415,600	$ 2,832,000	-	$ -	$ -	$ -	$ (81,921)	$ -	$ 2,750,079
Capital Distributions	-	$ -	-	$ -	-	$ -	$ -	$ (3,000)	$ -	$ -	$ (3,000)
Net Income	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ (501,205)	$ (501,205)
Balance on December 31, 2023	**600,000**	**$ -**	**415,600**	**$ 2,832,000**	**-**	**$ -**	**$ 50,000**	**$ (3,000)**	**$ (81,921)**	**$ (547,913)**	**$ 2,249,166**

BECAUSE COFFEE TEN LLC
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		For the Year Ended December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	$	(501,205)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	$	39,531
PPP Loan Forgiveness		
Operating Lease Expense		6,432
Changes in operating assets and liabilities:		
Other Current Assets		3,463
Other Assets		6,432
Operating Lease Expense		(3,988)
Net Cash Flows provided by (used in) Operating Activities	$	**(449,335)**
INVESTING ACTIVITIES		
Purchase of Property, Plant and Equipment	$	(789,415)
Net Cash Flows provided by (used in) Investing Activities	$	**(789,415)**
FINANCING ACTIVITIES		
Capital Contributions	$	2,750,079
Capital Distributions		(3,000)
Due to Related Party		27,331
Net Cash Flows provided by (used in) Financing Activities	$	**2,774,410**
Net change in cash	$	**1,535,660**
Cash and Equivalents at the beginning of the year		13,684
Cash and Equivalents at the end of the year	$	**1,549,344**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Right of Use Asset obtained in exchange for a Lease Liability	$	342,000

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Because Coffee Ten LLC ("the Company") was formed in Delaware on June 16th, 2023. The Company plans to earn revenue by selling Specialty Grade coffee through various retail stores, e-commerce, and wholesale (please see "Basis of Presentation" note). The Company's headquarters is in Dawsonville, Georgia. The Company's customers will be located in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities; however, it has two (2) predecessor entities that dissolved as of its inception date in June 2023. The Company will assume their assets and liabilities and continue their operating activities under the "Because Coffee" brand.

Basis of Consolidation

The financials of the Company as of December 31, 2023 include the combination of the financial results for Myth and Legend LLC, a Georgia Limited Liability Company formed on August 16th, 2022 ("ML LLC"). ML LLC and the Company are under common control and is expected to be dissolved in 2024 and all assets, liabilities, and operations are expected to be assumed by the Company. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risks (Continued)

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the sale and delivery of coffee products. Revenue is recognized at the point of sale through local cafés, or at the time of shipment via its online store, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double-declining balance method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5-7	510,851	(23,190)	-	487,661
Leasehold Improvements	4	328,748	(16,341)	-	312,407
Grand Total		**839,599**	**(39,531)**	**-**	**800,068**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2023, the Company's majority owner advanced funds amounting to $55,726 for the purpose of funding operations. These payables bear no interest rate, no security interest, and are due upon demand. They had a total ending balance of $87,300 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

Operating Lease #1

In July 2018, the Company entered into a lease agreement for commercial retail space. In September 2021, the Company entered into a third amendment exercising its right to extend the lease term for an additional period of 3 years commenting on November 1, 2021, and terminating on October 1, 2024. This extension calls for monthly lease payments of $1,167 that shall escalate at a rate of 4% each year.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS (CONTINUED)

Operating Lease #2

In May 2022, the Company entered into a lease agreement for approximately 3,087 square feet of commercial retail space. The agreement calls for monthly lease payments of $6,432 over a term of 5 years. Upon termination of the original term, the Company has the option to renew this lease agreement for two additional consecutive five-year periods that will be subject to lease payment escalations. The Company will pay a security deposit in the amount of $12,846 and is permitted to perform improvements to the leased premises. As of December 31, 2022, the Company has incurred leasehold improvements in the amount of $28,309. No representation has been made regarding management's intent to exercise the Company's lease renewal options; therefore, these improvements will be amortized over the initial 5-year term at the commencement of the lease which shall occur on the earlier of (i) 120 days following the Landlord's delivery of the premises, or (ii) the date on which the Company shall open the premises for business. Because this lease commenced in 2023, no future minimum lease payments were required as of December 31, 2022. A summary of the aforementioned leasehold improvements is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Leasehold Improvements	5	28,309	-	-	28,309
Grand Total	–	**28,309**	–	–	**28,309**

	Year Ending 2023-12
Lease expense	
Operating lease expense	$ 32,160
Total	$ 32,160
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 25,728
ROU assets obtained in exchange for new operating lease liabilities	$ 342,000
Weighted-average remaining lease term in years for operating leases	4.44
Weighted-average discount rate for operating leases	4.12%
Maturity Analysis	Operating
2024-12	$ 89,803
2025-12	77,184
2026-12	77,184
2027-12	77,184
202-12	45,024
Thereafter	-
Total undiscounted cash flows	$ 366,373
Less: present value discount	(31,668)
Total lease liabilities	$ 334,711

NOTE 5 – LIABILITIES AND DEBT

During 2023, the Company received advances from related party entities. These amounts are non-interest bearing and do not have a date of maturity. Please refer to Note 3 for the details of Related Party Transactions. They had a total ending balance of $87,300 as of December 31, 2023.

NOTE 6 – EQUITY

Capital Structure

As of December 31, 2022 and 2021, the Company's predecessors were multi-member LLCs with a single class of ownership interest. Profits and losses were allocated to members in accordance with the Company's Operating Agreement.

Since inception on June 16, 2023, the Company was a multi-member LLC with multiple classes of ownership interest disclosed below. Profits and losses are allocated to members in accordance with the Company's current Operating Agreement.

The Company intends to issue Class A Membership Units that are entitled to one vote per unit and may receive distributions upon the sole discretion of the Company's Manager.

The Company intends to issue Class B Membership Units that are not entitled to vote and may receive distributions upon the sole discretion of the Company's Manager.

The Company intends to issue Class C Membership Units that do not require any capital contributions. These units are intended to constitute "profits interests" within the meaning of Revenue Procedures 92-27 and 2001-43 and are non-voting for all purposes. Class C Unitholders may receive distributions; however, they may be limited by the Company's Manager for the purposes of preserving the units' characterization as "profits interests".

Unit Issuances

During 2024, the Company issued 600,000 shares of Class A Membership Units to its founding members and they remaining issued and outstanding as of December 31, 2023.

In June 2023, the Company filed for a 506(b) to sell Class B Membership Units. As of December 31, 2023, a total of 415,600 units have been sold for total proceeds of $2,832,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 29, 2024, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity and its predecessors have realized losses in 2022, and may continue to generate losses, and has experienced negative cash flows from operating activities during both years under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Campaign Offering Page

Terms Privacy Investor Login

Invest in Because Coffee

Specialty coffee experts, obsessed with sourcing, roasting, and serving high quality product to meet rapidly growing demand. With a growing base of loyal customers, Because Coffee is brewing a plan to expand across the Southeast U.S.A.

Unit Price: $12.50 | Minimum Investment: $1,000


NET WT
JAZBLU PEABERRY
BECAUSE COFFEE
BRAZIL
SPECIALTY COFFEE
WHOLE
GROUND

📢 Opportunity

Because Coffee was started in North Georgia by six friends. Five who love coffee and one who pretty much hates coffee (we forgive him though...kinda). We are focused on leveraging our skills and interests to make a difference in causes that are bigger than we are. Coffee is always a part of how we get stuff done, so we had this great idea to roast our own coffee and create a new avenue to help others.

Acting as CEO, Eddie Wilson, also known as the "King of Exits", will be directing this effort to supply the Southeast portion of the US with a premium Grade A coffee that many have come to describe as "the best coffee they have ever had".

Through expanding our retail footprint, exploring subscription revenues, and expanding mobile service capability, Because Coffee has projected revenues to reach $19,000,000 by 2026 (this is an estimate by the management team, and is

Invest in Because Coffee Ten LLC

Total Invested: Awaiting Data

Reg CF | Class B Units   What is this?

Unit Price	$12.50
Minimum Investment	$1,000
Invest Until	04/30/2025
Target Min. Offering	$25,000
Max. Offering Size	$925,150

INVEST NOW   View Form C
                    View All SEC Filings

Opportunity

Market

Traction

Founders

Revenue Model

subject to the risk factors outlined in the Form C that should be reviewed by all investors).



Why Invest?

- The quality and flavor of our beans combined with our roasting technology produces what many consider to be quite possibly the best cup of coffee they have ever had.

- The founding team has successfully completed a 3-year product development phase in which it brought to market a variety of products, such as its proprietary roasted coffee brand with over 25 offerings, and a line of merchandise and cafe menu with specialized drinks and syrup blends.

- On top of the four existing retail locations we operate today, we plan to have 10 stores in operation by 2026 (this is an estimate by the management team,

subject to risk factors outlined in the Form C).

Market

The burgeoning specialty coffee market is growing exponentially, worldwide, due to growth in urban communities, increased Gen Z income and a growing level of coffee consumption in green coffee producing countries.

> "The global coffee market is anticipated to reach US$144.68 billion in 2025, growing at a CAGR of 7.60% from 2021-2025."
>
> Source: Businesswire 2021

Problem

People don't know what they don't know, and for many that is a delicious cup of premium Grade A coffee. The big-name coffee chains lack the variety and unique

character that keep our customers coming back once they've tried a cup of our high-quality product.

Solution

We take our coffee seriously. We use digital scales for weight to get the perfect 16:1 ratio. Prepping our filters by running warm water through first to get rid of any paper flavor is just a small part. Use of a Burr grinder is important to get the freshest and most consistent grind. Having filtered water is critical as it is the largest part of your cup of coffee. All small elements to what many call the world's best cup of coffee. With the expertise we've developed, we are equipped to roll out a multi-location retail strategy to access a broader base of potential customers.

Over 66% of Americans drink coffee every single day, with today's consumption at a two-decade high.

Source: NCAUSA 2022

🚀 Traction & Background

After a 3 year test period, the company began generating revenue during the first year of operations. Projected revenues for 2024 are $2,300,000. From 2023 through 2026, we project total cumulative revenues of $19,121,323 with gross profit of $5,977,905 (this is an estimate by the management team, subject to risk factors outlined in the Form C).

Because Coffee Ten, LLC is a growing company whose core business is focused on roasting specialty-grade coffee and operating its café. The history of the company started in 2019, when Eddie Wilson and Doug Cole along with some small investors opened their first store in the summer of 2019 in Dawsonville, GA. In the summer of 2022, Because Coffee LLC created Because Coffee Holdings Group LLC (BCHG) and transferred 100% of the ownership of Because Coffee LLC to BCHG. The ownership team of BCHG consisted of the same individuals of Because Coffee LLC with roughly the same ownership percentages. In late summer 2022, the team added a new Café named Myth & Legend LLC with BCHG becoming 100% owner.

With the success of the two operating Cafes, the team decided to execute an expansion plan which includes this RegCF capital raise and a simultaneous Reg D 506(b) with the same terms. In June 2023, Because Coffee Ten, LLC was formed as a new entity. In November 2023, Because Coffee LLC and Myth and Legend LLC were dissolved as LLC's and the current two stores and all upcoming stores now operate under Because Coffee Ten LLC and BCHG will manage roasting the coffee, handle online sales and e-commerce for the Because Coffee brand.

Our current locations are under the following two brands:

Because Coffee (1 location: 240 Dawson Village Way N #100, Dawsonville, GA 30534) - Because Coffee location in Dawsonville, GA opened in 2019 and is the flagship store for the Because Coffee brand.

Myth & Legend (3 locations: 431 Vision Dr Suite F101A, Cumming, GA 30040, 1900 Everly Lane, Johns Creek, GA 30097, and 88 Charlotte Street, St Augustine, FL 32084) - Myth & Legend is an offshoot of the Because Coffee brand. It opened its first store in Cumming, GA in the summer of 2023 and subsequent locations in both GA and FL. It targets a younger, sophisticated, and "hipper" consumer that cares about the social aspect of drinking quality coffee with friends and acquaintances.

The Company expansion plan is to open more cafes in select target markets in the Southeast portion of the U.S. Because Coffee offers a unique experience with the top 4-10% of the world's best coffee as the focus (source: Sprudge, 2021). Quality and a personalized experience have been the hallmark of this brand since its inception. The business model for this company was inspired by both the mission and success of both Starbucks, as well as Chick-Fil-A. We think its important to give back to the communities we serve and allocate a portion of the profits for each location to support a variety of community-based and nonprofit causes.

4	2	274
Cafes in Operation	Cafes to be Opened in 2024	Google 5 Star Reviews

👥 Founding Team

Our phenomenal product and excellent management team make us uniquely equipped for success in our target market.

Eddie Wilson

Chief Executive Officer



Biography

Doug Cole

President/Roastmaster



Biography

💲 Revenue Model

Products & Services

Our stores offer 12 different cold coffee drinks, 9 hot coffee drinks, 6 teas variations and 3 non coffee/tea drinks, as well as pastries and merchandise. Each store typically sells around 3,000 drinks per month.

- **Coffee beverages & coffee beans** - The superior level coffee we craft is achieved through sourcing Specialty Grade green coffee, our unique roasting techniques & utilizing roasting technology that produces consistent roast profiles.

- **Non-coffee beverages** - We offer various other non-coffee beverages at our retail locations, including teas.

- **Pastries & merchandise** - We offer pastries and merchandise at our retail locations, though these product categories only make up a small percentage of overall revenue.



Operations

By using the Empire Operating System we have built and leaned out our processes to create the most efficient workflow possible. We have identified and created a dashboard to measure all of our important KPI's (Key Performance Indicators) and can quickly rectify any underperforming or unproductive behaviors/activities.

We have measured our Cash Conversion Cycle and can accurately predict from the second we spend money on any product or service until we expect to see that money return to the business.

 Financials, Risks, & Securities

Financials

In the summer of 2023 Because Coffee launched an aggressive growth plan to open 9 cafes and 1 mobile shop by 2026. With plans to expand into Florida alongside current prime retail locations, management projects total cumulative revenues (2023-2026) of $19,121,323 with cumulative operating profits of $5,977,905 for the same period. (Note: forward-looking statements are based on the expectations of company leadership, and are not a guarantee of future performance. All investors should review the risk disclosures in the Form C prior to making an investment.)

For a full picture of company financials, please refer to the Form C offering document filed with the SEC. All investors should review the Form C before making an investment.

Risk Disclosures

View Risk Disclosures

Securities

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(b) of Regulation D to raise up to $5,000,000 on the same terms as this Offering (the "Reg D Offering"). The Class B Units above do not reflect the total number of Class B Units being offered in the Reg D Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$55,509
Capital Build-outs	79.9%	$19,975	79.9%	$739,195
Marketing	4.7%	$1,175	4.7%	$43,482
Working Capital	9.4%	$4,418	9.4%	$86,964
Total	100.00%	$25,000	100.00%	$925,150

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds in the event the Company needs to use funds for marketing, buying equipment or needing working capital. The above Use of Proceeds does not include proceeds to be received from the Reg D Offering. We may allocate such proceeds towards different categories of operating costs.

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EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Because Coffee Ten LLC
240 Dawson Village Way, Suite 100
Dawsonville, GA 30534

Ladies and Gentlemen:

The undersigned understands that Because Coffee Ten, LLC , a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $925,150.00 of Class B Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 3, 2024 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on April 30, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Company Operating Agreement. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement and the Company's Operating Agreement, effective as of June 16, 2023 (the "Operating Agreement"), which the undersigned has had the opportunity to review. By executing this Subscription Agreement, the undersigned will become a party to the Operating Agreement as a "Class B Member" holding Class B Units in the Company.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C and the Operating Agreement.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to

4

permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	240 Dawson Village Way, Suite 100 Dawsonville, GA 30534 E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Joinder to Operating Agreement

By executing this Subscription Agreement and the Company's acceptance hereof, the undersigned hereby agrees to become a party to, and shall accept and be subject to, and comply with the terms, conditions and provisions of, the Company's Operating Agreement, effective as of June 16, 2023, as amended from time to time (the "Operating Agreement"), as a "Class B Member" and a holder of "Class B Units" (as such terms are defined in the Operating Agreement) held by the undersigned as of the date hereof, thereunder and shall be entitled to the rights and benefits and subject to the duties and obligations of a Member and a holder of such Units as of the date hereof, thereunder in the same manner as if the undersigned was an original signatory to the Operating Agreement. The undersigned agrees upon request to execute any further documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of the Operating Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Because Coffee Ten, LLC
By_____ Name: Title:

EXHIBIT D

Company Operating Agreement

THE MEMBERSHIP UNITS CREATED UNDER THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF DELAWARE OR ANY OTHER STATE. SUCH MEMBERSHIP UNITS MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED UNDER THE RELEVANT PROVISIONS OF THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS APPLICABLE.


OPERATING AGREEMENT
FOR
BECAUSE COFFEE TEN, LLC


This Operating Agreement (this "**Agreement**"), which is made to be effective as of June 16, 2023 (the "**Effective Date**"), is entered into by Because Coffee Ten, LLC, a Delaware limited liability company (the "**Company**"), between the undersigned members (each a "**Member**" and collectively, the "**Members**"). The Company and Members agree as follows:


ARTICLE 1
FORMATION AND ORGANIZATION


1.1.   Formation and Related Matters. The Company was formed on June 16, 2023, in the State of Delaware by the filing of the Certificate of Formation (the "**Certificate**") with the Delaware Secretary of State. The Company will operate in accordance with this Agreement and the Delaware Limited Liability Company Act, as amended from time to time, and any successor thereto (the "**Act**").   The Company intends to issue three (3) classes of Membership Units, including Class A Units, Class B Units and Class C Units, which are further described below, on terms and conditions, and in such quantities, determined by the Manager. A Member holding Class A Units is a "**Class A Member**," a Member holding Class B Units is a "**Class B Member**," and a Member holding Class C Units is a "**Class C Member**." Class B Units and Class C Units are non-voting Membership Units. To the extent that the rights or obligations of any Member are different by reasons of any provisions of this Agreement then they would be in absence of such provision, this Agreement will, to the extent permitted by the Act, control.

1.2.   Term and Purpose. The purpose of the Company is to own and operate, whether directly or indirectly, up to ten (10) retail locations, under the name Because Coffee, Myth & Legend, Moto Coffee or any other name acceptable to the Manager, in the Florida and Georgia region using the BC IP (as defined in Section 3.6 below) (the "**Business**"), to the extent desirable to the Manager, and all activities ancillary thereto, and may engage in any other lawful business activity in which a Delaware limited liability company may engage. The term of the Company's existence (the "**Term**") will continue until terminated in accordance with the provisions of this Agreement. For the avoidance of doubt, the existing Because Coffee shops and others that may be developed outside of the Company (collectively, the "**Other Locations**"), shall not be owned by or operated for the benefit of the Company.

1.3.   Principal Office. The Company will maintain a principal place of business and an agent for service of process in Delaware. The principal place of business of the Company will be determined by the Manager from time to time. In addition, the Company may maintain such other offices at any other places as the Manager deems advisable. The Manager may also appoint agents for service of process in any other state, district, or jurisdiction in which the Company does business and make such filings, including filings for qualification to do business, as may be required or desirable under the laws of such other state, district, or jurisdiction.

1.4.   Fictitious Business Name Statements. The Company may, upon election of the Manager, do business from time to time under a name other than Because Coffee, Myth & Legend, or Moto Coffee. To facilitate the use of such fictitious name, the Manager (or their authorized designee) will sign, file and publish (as required) such Fictitious Business Name Statements as may be required or desirable under the laws of such places in which the Company holds assets or conducts business activities on behalf of the Company in the manner and within the time required by applicable law.

1.5.   Establishment of Bank Accounts. The Manager will establish with a federally insured financial institution (or institutions) one or more accounts for the funds of the Company and designate one or more individuals authorized to draw against such accounts.

1.6.   Title. Title to any assets acquired by the Company will be held in the name of the Company. The Manager and, to the extent necessary, any Member, will execute all documents which may be necessary to reflect the Company's ownership of its assets.

1.7.   Certificates of Membership Units. Certificates of membership will not be required. To the extent the Manager determines to issue certificates of membership, each Member's Membership Units will be represented by a certificate of membership in a form acceptable to the Manager.

ARTICLE 2
CAPITALIZATION

2.1.   Capital Contributions. The purchase price paid for the Membership Units or any other contribution to the capital of the Company (whether in cash or other assets) permitted or required under this Agreement are referred to as the "**Capital Contributions**."

2.1.1.   The Class A Members and Class B Members have made and may make Capital Contributions in exchange for Class A Units or Class B Units (as applicable) as reflected in the books and records of the Company.

2.1.2.   The Class C Members shall be issued Class C Units on terms and conditions determined by the Manager in its sole and absolute discretion. Class C Units are "profits interests" as such term is further described in Sections 2.5 and 10.2 below. The Class C Members shall not be required to make any initial Capital Contribution and will not receive any initial Capital Account (as defined below).

2.2.   Capital Accounts. The Company will establish, calculate and maintain a capital account ("**Capital Account**") for each Member in accordance with Section 704 of the Internal Revenue Code of 1986, as amended (the "**Code**") and the regulations promulgated thereunder by the United States Department of Treasury ("**Treasury Regulations**"), including without limitation Section 704(c). The initial Capital Accounts of the Members will be their initial Capital

Contributions. Throughout the Term, the Manager will maintain an updated list of Members at its principal office reflecting the identity of all of the Members and number of Membership Units owned by each Member. No Member will receive any interest on such Member's Capital Contributions.

2.3. <u>Limitations on Withdrawals of Capital Contribution</u>. No Member may withdraw such Member's Capital Contributions or demand and receive property of the Company or any distribution in return for such Member's Capital Contributions, except as may be specifically provided in this Agreement, approved by the Manager, or as required by law.

2.4. <u>Capital Contributions; Capital Calls</u>. Other than as may be permitted by this Agreement, no Member may make any voluntary additional contributions of capital to the Company, without the consent of the Manager which may be granted or withheld in their sole and absolute discretion. No Member will be required to make any additional Capital Contributions to the Company.

2.5. <u>Class C Units (Profits Interests)</u>. The Company may issue Class C Units on terms and conditions determined at the sole and absolute discretion of the Manager. Class C Units are intended to be treated as "profits interests" under Revenue Procedure 93-27, I.R.B. 1993-24 (June 9, 1993), Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations or other administrative notices or announcements, for federal income tax purposes, and the provisions of this Agreement will be interpreted and applied consistently therewith. Neither the Company nor any Member will perform any act or take any position inconsistent with the treatment of the Class C Units as "profits interests" for income tax purposes unless otherwise required by applicable law. Class C Units are non-voting units for all purposes. A Class C Member will not be required to make any Capital Contribution to the Company and will not receive an initial Capital Account in connection with the receipt of such Class C Unit. Upon the issuance of any Class C Units, the Class C Member shall, upon the Company's request, execute the Company's Operating Agreement (or a Joinder Agreement thereto), and the Company's Class C Unit Grant Agreement (in a form acceptable by the Manager), pursuant to which, among other things, the Manager may specify a "**Distribution Threshold**" applicable to such granted Class C Units, which shall be equal to the minimum amount determined by the Manager to ensure that the liquidation value of such Class C Units at the time of grant and issuance is zero. In furtherance of the foregoing, the Manager will, if necessary (as determined by the Manager in good faith) will be entitled to limit distributions in respect of any Class C Units under Article 7 below to preserve the characterization of the Class C Units as "profits interests." If any distributions are so limited, such amount will instead be apportioned to the Class A Members and Class B Members (and/or the Class C Members to whom distributions can be made without issue) and the Manager will make appropriate adjustments (as determined by the Manager in good faith) to the future distributions, if any, so that the amount of this adjustment is subsequently made to such affected Class C Member(s) when such distributions will constitute "profits interests" under applicable law. Notwithstanding anything to the contrary, no Class C Member will sell, transfer, or assign any Class C Units without the written consent of the Manager, which may be granted, denied or conditioned at the Manager's sole and absolute discretion.

ARTICLE 3
MEMBERS

3.1.   <u>Limited Liability</u>. No Member will be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise.

3.2.   <u>Affiliate Transactions</u>. Notwithstanding that it may constitute a conflict of interest, the Members or their respective Affiliates (as defined below) may engage in any transaction with the Company so long as the Manager consents to such transaction.

3.3.   <u>Business Opportunities and Other Activities; Waiver of Fiduciary Duty</u>. The Company was formed for the purpose described in Section 1.2 above and the parties acknowledge that the Manager and one or more of the Class A Members, or their Affiliates or other affiliated entities, may have interests in other coffee businesses including those operating under the same or similar trade names and in the same or nearby geographic areas. Notwithstanding anything to the contrary, to the maximum extent allowed by law, (i) neither the Company nor any Member will have any right in or to any other venture or activity of any other Member or any Manager, or to the income or proceeds derived from such ventures or activities, and (ii) no Class A Member, Class B Member or the Manager is obligated to present any business opportunity, investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. To the maximum extent permitted by law, the Members waive any application of any legal doctrine, or any fiduciary or similar duty, that would otherwise require a Class A Member, Class B Member or Manager to present such an opportunity to the Company or the other Members, and further, to the maximum extent permitted by law, waive the right to any claim against any Class A Member, Manager or Manager's Affiliate relating to or arising from their respective investment in, participation in, or other affiliation with any business or investment that is similar to, competitive with, related to or in the same field as the Company, or any project, investment, venture, or business of the Company. As used in this Agreement "**Affiliate**" means as to a person or entity, another person or entity controlling, controlled by or under common control with such person or entity.

3.4.   <u>Confidential Information</u>. For purposes of this Agreement, the term "**Confidential Information**" means and refers to all information concerning the Company, including without limitation any know-how, recipes, techniques, ingredients, methods, research, plans, products and/or services existing or in development, lease terms, locations in development or potential locations, customer lists, personal information and preferences, vendor/supplier lists, contact information and terms, marketing materials, developments, inventions, processes, designs, drawings, financial information, trade secrets or other information of the Company relating to its business activities, or that of any supplier, customer or prospective customer, whether or not such information, technical data or know-how is marked as "confidential" or otherwise. Confidential Information does not include information, technical data or know-how which (i) prior or after the time of disclosure becomes part of the public knowledge or literature, not as a result of any inaction or action of a Member or (ii) is approved by the Company, in writing, for disclosure. No Member shall use any Confidential Information for such Member's own benefit (directly or indirectly) or for the benefit of any third party (other than Company), (b) no Member shall disclose any Confidential Information of the Company to third parties except as is essential or advisable to carry out its duties for the Company, and (c) each Member will keep the Confidential Information in strict confidence and will take all reasonable measures to protect the secrecy of and avoid disclosure or use of Confidential Information in order to prevent it from falling into the public domain or the possession of persons other than those persons authorized hereunder to have any such information, which measures will include the highest degree of care that such Member utilizes to protect its own Confidential Information of a similar nature and no less than a reasonable degree of care. Notwithstanding the foregoing, the parties acknowledge that Because Coffee Holdings Group, Inc., a Georgia corporation ("**Because Coffee Holdings Group**") and its Affiliates, licensees and other parties authorized by Because Coffee Holdings Group may be permitted to use Confidential Information without any duty or obligation to the Company. In addition to all the Company's other rights and remedies under applicable law or this Agreement, all proceeds from a misuse or disclosure of the Company's Confidential Information will be recoverable from such Member to the extent it is responsible for such misuse or disclosure. Each Member acknowledges (1) the unique nature of the Confidential Information, (2) that the Company will suffer irreparable harm if such Member breaches any of such provisions, and (3) that monetary damages will be inadequate to compensate the Company for such breach. If a Member breaches or threatens to breach any provisions of this Section 3.4, then Company will be entitled to injunctive relief without bond or any other form of security (in addition to any other remedies at law or equity) to enforce such provisions.

3.5.   <u>Members Are Not Agents</u>. No Member, acting solely in the capacity as a Member, is an agent of the Company nor can any Member in such capacity bind the Company nor execute any instrument on behalf of the Company. Nothing in the preceding sentence, however, in any way limits the rights or authority of the Manager under this Agreement.

3.6.   <u>Intellectual Property</u>.

3.6.1.   <u>License</u>. The Company and Members agree that all intellectual property rights relating to the Business, including without limitation all Confidential Information, menus, recipes, ingredient lists, packaging, look and feel, trade secrets, know-hows, vendor information, and all derivative, modifications, alterations, goodwill and other proprietary rights related thereto used in connection with the Business, all business plans, social media handles and accounts, marketing materials, the names Because Coffee, Myth & Legend, Moto Coffee, and other related logos, copyrights, trademarks or other commercial identifiers, and all derivatives and goodwill related thereto, which are now existing or which may be created in the future (collectively, the "**BC IP**") are and shall be solely owned by Because Coffee Holdings Group. Because Coffee Holdings Group has granted to the Company a non-exclusive, non-transferable and royalty-free license (the "**License**") to use the BC IP in connection with the ownership, promotion and operation of the Business for as long as Because Coffee Holdings Group beneficially remains a Member of the Company; provided however that Company's use of the BC IP shall be in accordance with the terms of that certain License Agreement between the Company and BH Holdings entered on or around the Effective Date (the "**License Agreement**"). The Company and Members acknowledge that Because Coffee Holdings Group's grant of the License shall not, in any way, limit or restrict Because Coffee Holdings Group's right to use the BC IP in other retail locations, including the Other Locations, which Because Coffee Holdings Group or its Affiliates have opened or may desire to open at their sole and absolute discretion (the "**Other BC Ventures**"). The Company and Members acknowledge they will have no ownership, equity, profit interest or right to any revenue in or to the Other BC Ventures. The Company and the Members further acknowledge that nothing in this Agreement nor the Company's use of the BC IP shall be construed as to afford the Company or the Members (other than Because Coffee Holdings Group) any ownership rights whatsoever in the BC IP, and Member will not at any time do, or cause to be done, any act or thing contesting or in any way impairing or intending to impair Because Coffee Holdings Group's exclusive rights, title, and interest in and to the BC IP.

   3.6.2. <u>Ownership</u>. Each Class C Member (for purposes of this Section 3.6., each an "**Assignor**") irrevocably assigns to the Company all worldwide right, title, interest and ownership in and to any and all work product, works of authorship, trademarks, methods, ideas, programs, sound recordings, pictorial reproductions, drawings, graphic representations, improvements, innovations, discoveries, code, designs, inventions and improvements, rights to derivatives, whether patentable or unpatentable, whether copyrightable or uncopyrightable, and all goodwill relating thereto, relating to the Company's existing or future business including without limitation the products or service offered by the Company, to the extent made, developed, conceived, acquired, devised, discovered, created or reduced to practice by an Assignor while a Class C Member of the Company or while providing services to the Company, whether alone or jointly with others, whether by using Company's equipment, supplies, facilities, or any Confidential Information, and which relate to or pertain in any way at the time of conception or reduction to practice of the invention or of creation of the work product or work of authorship to the business of Company, or the actual or demonstrably anticipated research or development of Company, or which result from any services performed by Assignor for Company (collectively, the "**Work Product**"). All Work Product shall belong exclusively to Company, and the Company may in accordance with the terms of the License Agreement, assign in whole or in part all Work Product relating to the BC IP, to Because Coffee Holdings Group. Assignor hereby assigns to Company, and will promptly disclose to Company in writing, all Work Product made while rendering services to or for the Company. Assignor acknowledges that any violation of this Section 3.6 would cause irreparable injury to Company. Assignor agrees that in the event of any violation of this Section 3.6.2, Company shall be authorized and entitled to obtain from any court of competent jurisdiction, preliminary and permanent injunctive relief, without bond, as well as an equitable accounting of all profits or benefits arising out of such violation and any damages for breach of this Agreement which may be applicable. These rights and remedies shall be independent, severable, cumulative, binding on Assignor's assigns, officers, agents, employees and subcontractors and administrators, and shall be in addition to any other rights or remedies to which Company may be entitled. This Section 3.6.2 does not apply to any inventions or other work product unrelated to the Business or to other work product to the extent prohibited by California Labor Code Section 2870-2872, as applicable.

   3.7. <u>Members Are Not Agents</u>. No Member, acting solely in the capacity as a Member, is an agent of the Company nor can any Member in such capacity bind the Company nor execute any instrument on behalf of the Company. Nothing in the preceding sentence, however, in any way limits the rights or authority of the Manager under this Agreement.

ARTICLE 4
MANAGEMENT AND CONTROL OF THE COMPANY

4.1.   <u>Exclusive Management by the Manager; Initial Manager</u>. The Company will be a "Manager-managed" limited liability company. The Class A Members shall be entitled to appoint the Manager upon the vote or written consent the holder(s) of the majority of the issued and outstanding Class A Units (the "**Class A Majority**"). The Class A Members hereby appoint Because Coffee Holdings Group as the initial Manager of the Company, to serve until its resignation or removal and replacement by the Class A Majority. The Manager will make all decisions and perform any and all acts or activities necessary or appropriate to the management of the Company's assets, business and affairs unless expressly limited by the terms of this Agreement or the Act. Without limiting the generality of the foregoing, and subject to the limitations set forth in this Agreement and, for the avoidance of doubt, the Members grant the Manager all powers which may be necessary or desirable to manage the assets, business, and affairs of the Company, including the power to exercise on behalf and in the name of the Company all of the powers described in the Act, and including without limitation the rights and authority to do the following:

4.1.1.   Enter into, execute, and carry out contracts of all kinds;

4.1.2.   Bring and defend legal and administrative actions;

4.1.3.   Buy, own, manage, sell, lease, mortgage, pledge, or otherwise acquire or dispose of property, both real and personal, as deemed in the best interest of the Company;

4.1.4. Borrow money from, or lend money to, third parties, one or more Member(s), or Affiliate(s) of one or more Member(s), on such terms as the Manager deems appropriate, and to hypothecate, encumber and grant security interests in the assets of the Company as collateral;

4.1.5.   Purchase liability, casualty, and other insurance to protect the property, business, agents, employees, Manager, and Members of the Company;

4.1.6.   Execute on behalf of the Company all instruments and documents necessary or desirable, in the opinion of the Manager, to further the business of the Company, including checks, drafts, notes, negotiable instruments, deeds, mortgages, deeds of trust, security agreements, financing statements, guaranties, indemnity agreements, assignments, bills of sale, leases, partnership agreements, operating agreements, and any other instrument or document;

4.1.7.   Employ, retain, compensate and terminate officers, advisors, employees, agents, and consultants, accountants, legal counsel, and other professionals to perform services for the Company and to define their respective duties;

4.1.8.   Act as a promoter, general partner, limited partner, stockholder, member, manager or agent of any partnership, limited liability company, corporation, or other entity;

4.1.9.   Pay for all expenses of the Company and reimburse the Manager for all proper expenses paid by the Manager on behalf of the Company;

4.1.10. Do and perform all other acts as may be necessary or appropriate to the conduct or furtherance of the business of the Company, as determined by the Manager in its sole and absolute discretion;

4.1.11. Sell, assign, transfer, exchange, or otherwise dispose of all, or substantially all, of the Company's assets;

4.1.12. Merge or consolidate the Company with any corporation, limited liability company, partnership, or other entity (other than for the purpose of changing the state of formation/organization or entity type); and

4.1.13. Dissolve the Company.

4.2. <u>No Member Participation</u>. The Members will have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Certificate and except as expressly required by the Act in a provision that is not or cannot be altered by this Agreement.

4.3. <u>Performance of Duties: Liability of the Manager</u>. Notwithstanding anything to the contrary set forth in this Agreement, the Manager will not be liable for monetary damages to any Member or the Company for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Manager acted in good faith. The Manager will not be in breach of any duty that the Manager may owe to the Members or the Company or any other persons under this Agreement or of any duty stated or implied by law or equity if the Manager, acting in good faith, abide by the terms of this Agreement. The Members expressly acknowledge that the Manager is acting on behalf of the Company, and the Members collectively, and that the Manager is under no obligation to consider the separate interests of the Members (including, without limitation, the tax consequences to Members or the tax consequence to some, but not all, of the Members) in deciding whether to cause the Company to take (or decline to take) any actions. Subject to their obligations and duties set forth in this Agreement, the Manager may exercise any of the powers granted to them under this Agreement and perform any of the duties imposed on them under this Agreement either directly or by or through their agents. The Manager will not be responsible for any misconduct or negligence on the part of any agent appointed by the Manager in good faith. The Manager may rely on information, opinions, reports, or statements of one or more officers, employees, or other agents of the Company whom the Manager believe to be reliable and competent, including any attorney, accountant or other advisor.

4.4. <u>Expenses and Payments to the Manager</u>. The Company will reimburse the Manager and the Manager's Affiliates for the actual costs and expenses reasonably incurred on behalf of the Company. No management fee shall be payable to the Manager under this Agreement.

4.5. <u>Limited Liability</u>. No person who is a Manager or officer of the Company will be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, by virtue of being a Manager or one of the officers of the Company.

4.6. <u>Resignation and Removal of the Manager</u>.

4.6.1. <u>Resignation</u>. A Manager may resign at any time by giving written notice to the Members without prejudice to the rights, if any, of the Company under any contract to which the resigning Manager is a party. The resignation takes effect on the date specified in the notice of resignation. Unless otherwise specified in the notice of resignation, the acceptance of the resignation is not necessary to make it effective. The resignation of a Manager will not affect any rights of the Manager as a Member and will not constitute his, her or its withdrawal as a Member. The death or non-temporary disability of a Manager will be deemed a resignation. A successor Manager will be appointed by the Class A Majority.

4.6.2. <u>Removal</u>. A Manager may not be removed without the consent of the Class A Members holding a majority of the Class A Units. A successor Manager will be appointed by the Class A Majority. Any removal will be without prejudice to the rights, if any, of the removed Manager under any contract with the Company and will not affect the Manager's rights as a Member or constitute a withdrawal of the Manager as a Member, if applicable.

4.7. <u>Reliance</u>. In performing its duties, the Manager will be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Manager act in good faith and after reasonable inquiry when the need therefor is indicated by the circumstances:

4.7.1 one or more officers, employees or other agents of the Company whom the Manager reasonably believe to be reliable and competent in the matters presented; and

4.7.2 any attorney, independent accountant, or other person as to matters which the Manager reasonably believe to be within such person's professional or expert competence.

4.8. <u>Acts of Manager as Conclusive Evidence of Authority</u>. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by the Manager, or a duly appointed signatory, is not invalidated as to the Company by any lack of authority of the Manager or such signatory in the absence of actual knowledge on the part of the other person that the Manager had no authority to execute the same.

4.9. <u>Officers</u>.

4.9.1. <u>Appointment</u>. The Manager may appoint officers of the Company. The officers will exercise such powers and will perform such duties as are specified in this Agreement, any employment or service agreement with the Company and/or as may be determined by the Manager. The officers of the Company may include a President, one or more Vice Presidents, a Secretary, a Chief Financial Officer, and such other officers deemed desirable by the Manager. The officers will serve at the pleasure of, and may be removed by, the Manager, subject to any rights such officers may have under any employment or service agreement. Each officer will be considered an at will employee or independent contractor, as applicable, unless the officer has a written employment or service agreement providing otherwise. Any individual may hold any number of offices and no officer need be a Delaware resident or a United States citizen. An officer need not be a Member of the Company.

4.9.2. <u>Resignation</u>. Subject to any employment or service agreement with the Company, an officer may resign at any time by giving written notice to the Manager. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any resignation is without prejudice to any rights of the Company under any agreement to which the officer is a party.

4.9.3. <u>Vacancy</u>. A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled by the Manager in its sole and absolute discretion.

4.9.4. <u>Acts of Officer as Conclusive Evidence of Authority</u>. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by the President or any Vice President and any of the Secretary or the Chief Financial Officer, is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same.

ARTICLE 5
VOTING RIGHTS AND MEETINGS OF MEMBERS

5.1. <u>Voting Rights</u>. Except if and to the extent mandated by applicable law, neither the Class B Members nor the Class C Members will have any voting, approval or consent rights. Unless a higher approval threshold is expressly required by this Agreement, or by applicable law, a vote, consent or approval of the Class A Majority will be required to authorize or approve all matters in which a vote, approval or consent of the Members is required.

5.2. <u>Meetings</u>. The Manager may, but need not, call meetings of the Members for any purpose the Manager deems appropriate in connection with the operation or business of the Company. If the Manager elects to call a meeting of the Members, the Manager will cause a written notice of the meeting to be delivered to each Member not less than ten (10) nor more than sixty (60) calendar days before the date of the meeting. The notice must specify the place, date, and time of the meeting and the general nature of the business to be transacted at the meeting. No business which is not referenced in the notice of the meeting may be transacted at the meeting unless consented to at the meeting by the majority of the Members in attendance. At any Members' meeting, the Manager may appoint a person to preside as chairman at the meeting and a person to act as secretary of the meeting. At the direction of the Manager, the secretary of the meeting will prepare minutes of the meeting which must be maintained with the Company's books and records. Any meeting of the Members may be adjourned from time to time by the Manager. When any meeting of Members is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment takes place and the new date set for the recommencement of the adjourned meeting is less than forty-five (45) calendar days from the date set for the original meeting. Any actions taken at a meeting of Members, however called and noticed, and wherever held, have the same validity as if taken at a meeting duly held after regular call and notice, if either before or after the meeting each of the Members entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or consents to the holding of the meeting, or approves the minutes of the meeting. Attendance by a person at a meeting constitutes a waiver of notice as to that meeting. Neither the business to be transacted nor the purpose of any meeting of Members need be specified in any written waiver of notice. Members may participate in any meeting of the Members through the use of conference telephones or similar communications equipment as long as all Members participating in the meeting in person and by telephone or other communication equipment can hear one another. A Member participating in a meeting by telephone or similar communication equipment is deemed to be present in person at the meeting.

5.3. <u>Action by Written Consent</u>. Any vote or other action that may be taken or resolution that may be adopted by Members may be taken or adopted without a meeting if a consent in writing setting forth the action so taken or resolution so adopted, is signed and delivered to the Company by the Class A Majority. All such written consents will be filed and maintained in the Company's books and records. Any Class A Member giving a written consent may revoke its written consent by a writing received by the Manager before written consents of the number of votes required to authorize the proposed action or resolution have been filed.

5.4. <u>Record Date</u>. In order that the Company may determine the Members of record entitled to notices of any meeting or to vote or to exercise any rights with respect to any other lawful action, the Manager may fix, in advance, a record date that is not more than sixty (60) calendar days nor less than ten (10) calendar days before the date of the meeting or other action. If the Manager fails to so establish a record date, the record date for any meeting or action is the business day immediately preceding the date the Manager give notice of the meeting or otherwise seek such action.

5.5. <u>Appointment of Proxy</u>. Each Member hereby makes, constitutes and appoints Because Coffee Holdings Group, with full power of substitution and resubstitution, its true and lawful attorney, for it and in its name, place and stead and for its use and benefit, to act as its proxy in respect of any vote or approval of Members required to give effect to this Section 5.5, including any vote or approval required under Section 18-209 or Section 18-216 of the Act. The proxy granted pursuant to this Section 5.5 is a special proxy coupled with an interest and is irrevocable.

5.6. <u>Other Procedures</u>. Except as specifically altered by this Agreement, the procedures relating to meetings, Members' action without meeting and the use of proxies will be as determined by the Manager.

<h3 style="text-align:center">ARTICLE 6
ALLOCATIONS OF BOOK INCOME AND BOOK LOSS</h3>

6.1. <u>Compliance with Treasury Regulations</u>. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Partnership Representative (as defined below) shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, or otherwise reasonably believes a modification is prudent and appropriate, the Partnership Representative may make such modification with the approval of the Manager; provided, however, that it shall not have a material adverse effect on the amounts distributable to any Member.

   6.2. <u>Allocation of Book Income and Book Loss</u>. Subject to the requirements of (i) the minimum gain chargeback set forth in Treasury Regulations Section 1.704-2(f), (ii) the partner minimum gain chargeback as set forth in Treasury Regulations Section 1.704-2(i), and (iii) the qualified income offset set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), each of which is incorporated herein by reference, as if fully set forth in this Agreement, the Company shall allocate all of its items of "book" income and "book" loss in such a manner that (after these allocations have been made) each Member's Capital Account shall be equal to (to the extent possible) the hypothetical amount that the Company would distribute to such Member on a Hypothetical Sale and Liquidation (as defined below). For this purpose:

   6.2.1. "Hypothetical Sale and Liquidation" means a hypothetical transaction in which the Company (i) sells all of its assets for their "book" values (or, for the amount of nonrecourse liabilities or partner nonrecourse liabilities secured by such assets, if nonrecourse liabilities or partner nonrecourse liabilities exceed "book" values), (ii) first applies the proceeds to discharge Company liabilities at face amount (including repayment of interest that has accrued and has been deducted under the Company's method of accounting), and then (iii) distributes the remaining net proceeds of this sale in accordance with Section 11.4.

   6.2.2. "Book value" with respect to any asset means the asset's "book" value for purposes of Treasury Regulations Section 1.704-1(b)(2)(iv).

   6.2.3. Items of "book" income mean all items (other than Capital Contributions and liabilities) that increase Capital Accounts under Treasury Regulations Section 1.704-1(b)(2)(iv).

   6.2.4. Items of "book" loss mean all items (other than distributions and liabilities) that decrease Capital Accounts under Treasury Regulations Section 1.704-1(b)(2)(iv).

   6.2.5. Items of "book" income and "book" loss shall be computed by excluding items allocated under the minimum gain chargeback, or under the partner minimum gain chargeback, and also by excluding items allocated as nonrecourse deductions, partner nonrecourse deductions, or exculpatory deductions.

   6.2.6. Each Member's share of items of "book" income and "book" loss shall be comprised of a ratable share of the items that are components of "book" income and "book" loss to the extent consistent with the other terms of this Section 6.2 and except to the extent that the Internal Revenue Code requires otherwise.

   6.2.7. Capital Accounts shall be determined for this purpose (i) after adjustments for any specially allocated items, contributions, or distributions; (ii) as if any net "book" income or net "book" loss that the Company would have recognized on this hypothetical sale (such as under the minimum gain chargeback or partner minimum gain chargeback) has been recognized and (other than items allocated under this Section 6.2) credited to or debited from (as the case may be) the Members' Capital Accounts, and (iii) by increasing the Capital Account of each Member on account of the amount that the Member would be required to pay or to contribute on account of the Members' obligations to make payments or contributions to the Company that would fall due on account of the liquidation of the Company.

6.2.8. Nonrecourse liabilities and partner nonrecourse liabilities shall be determined under Treasury Regulations Section 1.1001-2(a)(4)(i) and 1.704-2(b)(4).

6.3. <u>Allocation of Partner Nonrecourse Deductions, Nonrecourse Deduction, and Exculpatory Deductions</u>. All partner nonrecourse deductions shall be allocated to the Member who bears the economic risk of loss for the liability in accordance with Treasury Regulations Section 1.704-2(i)(1). All nonrecourse deductions and exculpatory deductions shall be allocated to the Members in accordance with Section 6.2.

6.4. <u>Code Section 704(c) Allocations</u>. Notwithstanding any other provision in this Section 5, in accordance with Code Section 704(c) and the Treasury Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company by one or more Members must be allocated among the Members (solely for tax purposes) so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations under this Section are solely for purposes of federal, state, and local taxes.

6.5. <u>Transferred Membership Units</u>. If during any fiscal year of the Company any Membership Unit is transferred (as permitted by this Agreement), or the percentage interest in the Company represented by a Member's Membership Units is increased or decreased by reason of the admission of a new Member or otherwise, each item of income, gain, loss, deduction, or credit of the Company for such fiscal year must be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day must be allocated to the Members based on the ownership of their respective Membership Units at the close of such day. However, for purpose of accounting convenience and simplicity, the Company may treat such transfer, increase, or decrease affecting the Membership Units of a Member that occurs at any time during a calendar month as having been consummated on the last day of the month, regardless of when during the month the transfer, increase, or decrease actually occurs.

6.6. <u>Allocations Resulting From Dispositions</u>. Notwithstanding any provision in the preceding Section to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the Company's assets must be allocated solely to the parties owning Membership Units as of the date the sale or other disposition occurs.

ARTICLE 7
DISTRIBUTIONS

7.1. <u>Distribution of Assets by the Company</u>. For purposes of this Agreement, **"Distributable Cash"** means the amount of cash or other property the Manager deems available for distribution to the Members, taking into account all current, future, and reasonably anticipated Company debts, liabilities, and obligations and amounts that the Manager deems necessary to place into reserves for future claims, debts, liabilities and obligations with respect to the Company's business. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager will distribute Distributable Cash to the Members pursuant to Section 7.2. All distributions will be made only to the persons who, according to the books and records of the Company, are the holders of record of the Membership Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Manager will incur any liability for making distributions in accordance with this Article 7.

7.2.   Distributions of Distributable Cash.   Distributable Cash will be distributed as follows:

7.2.1.   Annual Tax Distributions. On or before April 1 of each year, the Manager may cause the Company will make a "Tax Distribution" (as defined below) in accordance with the terms of this Section 7.2.1 prior to the other distributions described below. As used herein, a "**Tax Distribution**" means a distribution to each Member, in proportion to the amount of Book Income allocated to a Member, an amount the Manager deems necessary in its sole and absolute discretion to minimize the tax impact of such allocated Book Income. Each Tax Distribution will be of an amount not to exceed the product of (i) the Book Income allocated to such Members for the preceding fiscal year multiplied by (ii) the tax rate that the Manager approximates to be applicable generally to such Members; provided, however, that, if the Manager deems it in the Company's best interests to do so, the Manager is not required to precisely calculate the tax rate or tax liability of any Member, and may make a Tax Distribution of a lesser amount as long as it is distributed proportionately (relative to allocated Book Income) among all of such Members.

7.2.2.   Distributions. After making the Tax Distribution described in Section 7.2.1, and subject to Section 11.4 in connection with a liquidating distribution, Distributable Cash will be distributed pro-rata based on a Member's respective percentage ownership of Units.

7.3.   Distribution Adjustments. For the avoidance of doubt, Members holding Class C Units shall not participate in any such distribution on account of any Class C Units held by such Member until the aggregate distributions equal the benchmark value or Distribution Threshold or hurdle and/or grant/strike price, as applicable, established with respect to such Class C Units as of the date on which such Class C Units were originally issued by the Company (whether or not the holder is the Member who originally acquired such Class C Units from the Company), and any distribution not made to a Member by reason of the foregoing proviso shall instead be divided among, and distributed to, the other Members holding Membership Units whose right to participate in such distribution is not limited by the foregoing proviso, in proportion to each Member's respective Membership Units.

7.4.   Form of Distribution. A Member, regardless of the nature of the Member's Capital Contribution, may not demand or receive distributions from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a distribution of money being made to other Members. Except as provided in Section 11.5 below entitled "Compliance with Treasury Regulations," on dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

7.5.   Restriction on Distributions. No distribution may be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business.

7.6.   <u>Return of Distributions</u>. Except for distributions made in violation of the Act or this Agreement, no Member is obligated to return any distribution received from the Company or pay the amount of any distribution received from the Company for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company must be added to the Capital Account or Capital Accounts from which it was subtracted when it was distributed to the Member.

ARTICLE 8
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1.   <u>Accounting Decisions</u>. All decisions as to accounting matters, except as otherwise specifically set forth herein, will be made by the Manager who may rely on the advice of accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

8.2.   <u>Annual Tax Information for Members</u>. The Company will cause to be delivered to each Member, promptly after becoming available, all information necessary for the preparation of the Member's federal and state income tax or information return together with a copy of the Company's federal, state, and local income tax or information returns for the year.

8.3.   <u>Books and Records</u>. The Company will maintain books and records in accordance with the Act, and the Members will have the inspection and access rights described in the Act.

8.4.   <u>Partnership Representative</u>.   Floyd Eddie Wilson, III, or such other person subsequently appointed by the Manager, will be the "**Partnership Representative**" as defined in Section 6223(a) of the Code, to oversee or handle matters relating to the taxation of the Company, with the right and obligation to take all actions authorized and required by the Code for the Partnership Representative. The Partnership Representative shall be entitled to reimbursement for reasonable out-of-pocket costs and expenses incurred by the Partnership Representative on behalf of the Company.

8.5.   <u>Obligations of Members to Report Allocations</u>. Each of the Members is aware of the income tax consequences of the allocations made under this Agreement and agrees to be bound by the provisions of this Agreement in reporting its share of the Company's income, loss, and other tax attributes for income tax purposes.

ARTICLE 9
TRANSFER AND ASSIGNMENT OF INTERESTS

9.1.   <u>Transfer and Assignment of Membership Units</u>. No Member may transfer, assign, exchange, convey, sell or in any way alienate (each of the foregoing constituting a "**Transfer**") any Units, other than to a Permitted Transferee, without the written consent of the Manager, which may be granted, conditioned or denied in the Manager's sole and absolute discretion. Each Member acknowledges that the foregoing restriction is reasonable under the circumstances in which the Units are being granted. As used herein, "**Permitted Transferee**" means (i) a revocable living trust established by such Member either alone or with its, his or her spouse, provided that: (a) such Member, Member's spouse or immediate issue is the primary lifetime beneficiary of the trust at date of formation and until such Member's death; (b) such Member is the sole trustee or a co-trustee of the trust so long as the Member is living and not incapacitated; and (c) the Member agrees, in is, his or her capacity as trustee, to be bound by all of the provisions and conditions of this Agreement; (ii) an entity receiving a Transfer of all or any portion of a Member's Membership Units, where such entity is and remains entirely owned and controlled by the transferring Member, provided that such transferring Member: (w) has and at all times retains the exclusive authority to make decisions on behalf of the entity with regard to the Company; (x) has and at all times retains the power and authority to individually enter into and bind the entity with respect to any arrangement, contract, agreement concerning the entity's interest in the Company; (y) agrees, on behalf of the entity, to be bound by all of the provisions and conditions of this Agreement; and (z) acknowledges and agrees, on behalf of the entity, that if the entity: (A) ceases to be controlled by such transferring Member, or (B) violates any of the other requirements of this provision, then such Membership Units will automatically be transferred back to the transferring Member; (iii) an owner of an entity that is a Member receiving a transfer from such Member entity, where such owner agrees to be bound by all the provisions and conditions of this Agreement, or (iv) a Member to another Member.

9.2. <u>Major Capital Event Cooperation</u>. If at any time the Manager desires to consummate a Major Capital Event (as defined below), then the Manager shall have the right to require that each other Member participate and vote in favor of such Major Capital Event. Each Member hereby appoints the Manager as its, his or her agent and attorney-in-fact for the purpose of executing and delivering any and all documents necessary to convey its, his or her approval pursuant to the provisions of this Section 9.2. The power of attorney herein granted is coupled with an interest and is irrevocable. If the Manager provides written notice to all other Members of its desire to consummate a Major Capital Event, then all other Members shall, to the extent required, vote for, execute documents in connection with, consent to, and raise no objections to, the Major Capital Event, nor shall they bring a claim against the Company, the Manager, any other Member or their affiliates or any of their respective officers, directors, managers, stockholders, partners or members, or contest or seek to enjoin the Major Capital Event or seek appraisal, dissenters' rights or other similar such rights with respect to the Major Capital Event. Except as otherwise unanimously agreed by the Members, the consideration payable to the Company or the Members in exchange for or on account of their Membership Units under a Major Capital Event will be allocated and payable to the Members in the same manner as assets are to be distributed under Section 7.2 above. The term "**Major Capital Event**" shall mean (i) the sale, transfer or other disposition of all or substantially all of the Company's material assets to any non-Member or to any entity which is not owned or controlled by persons who comprise a majority ownership of the Company immediately prior to such transaction, (ii) a sale, transfer or other disposition of all of the issued and outstanding Membership Units of the Company to any non-Member or to any entity which is not owned or controlled by persons who comprise a majority ownership of the Company immediately prior to such transaction, or (iii) a merger, consolidation, reorganization or conversion of the Company with or into another entity which is not owned or controlled, directly or indirectly, by persons who comprise a majority ownership of the Company immediately prior to such transaction.

ARTICLE 10
ADMISSIONS AND WITHDRAWALS

10.1. <u>Admission of Additional Members or Issuance of Additional Units</u>. The Manager may determine that additional members be admitted to the Company or that additional Membership Units be issued in order to raise additional capital for the Company. The Membership Units to be sold to raise such capital are referred to herein as the "**Capital Raising Units**." The Manager may raise such additional capital from existing Members or from third parties on terms and conditions it deems to be in the Company's best interest. If the Manager desires to raise capital, then the Manager will advise all Class A Members and Class B Members in writing (the "**Proposed Admission Notice**") of (i) the approximate amount of capital desired to be raised, and (ii) the general terms and conditions attendant to such Capital Raising Units. Each of such Members will have ten (10) calendar days from receipt of the Proposed Admission Notice within which to elect, by written notice to the Manager, to acquire a pro rata portion of the Capital Raising Units in exchange for the amount of capital (or pro rata share thereof) designated in the Proposed Admission Notice. Despite the preceding, the Manager in its discretion may restrict the issuance of Capital Raising Units to accredited investors (as that term is defined by Section 501(a) of the Securities Act of 1933, as amended ("**Securities Act**") and otherwise restrict the issuance of Capital Raising Units in order to comply with exemptions from registration and qualification under the Securities Act and similar federal and state securities laws. Any such Member who meets the suitability standards established by the Manager and timely elects to acquire such Capital Raising Units may do so in accordance with the Proposed Admission Notice; provided, however, if the existing Members do not elect to acquire all of the Capital Raising Units and the Manager determines that it is unable to raise the required capital on desirable terms unless the Capital Raising Units are offered to a party in their entirety, then the right of the other Members to participate in such acquisitions will terminate, and the Manager may sell the entire Capital Raising Units to such party. If more than one of the Members exercises the right to acquire Capital Raising Units pursuant to this Section, then each may exercise such rights pro rata in accordance with such Member's relative Membership Unit holdings (or as otherwise agreed to by them). Any Member may assign the right to purchase Capital Raising Units to any other Class A Members or Class B Member upon receiving the Manager's approval, which will not be unreasonably withheld. Notwithstanding the foregoing, Membership Units will not be considered to be Capital Raising Units (and the Manager will not be required to first offer such Membership Units to the Members) if (i) such Units are being issued pursuant to an incentive plan or similar agreement on terms approved by the Manager, (ii) the Units are being issued to, or pursuant to a transaction with, a third party that the Manager deems to be a strategic or institutional investor, or an investor with other relationships or attributes believed by the Manager to be beneficial to the Company, (iii) such Units are being issued in connection with a merger, combination, acquisition, split, reverse split or similar transaction, (iv) such Units are being issued to a financing or leasing company with which the Company is engaging in a transaction, (v) the Manager believes that the person or entity providing capital will only proceed with the transaction if such person or entity is able to acquire all of the units, or (vi) the Manager otherwise believes there is another compelling reason to proceed without offering such units to any or all of the Members.

10.2. <u>Issuance of Class C Units</u>. The Manager may issue Class C Units to service providers or other eligible third parties at such times, in such amounts, at such values, and on such terms and conditions as the Manager may determine in their sole and absolute discretion, without notifying the Members or offering the Members the right to acquire additional Units in connection with such issuance. Such Class C Units are intended to be treated as "profits interests" for federal income tax purposes, as that term (or any term of similar import) is used in Revenue Procedure 93-27, 1993-2 C.B. 343, and Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations or other administrative notices or announcements. Each recipient of a "profits interests" will execute a Joinder Agreement in a form acceptable to the Company, to become party to this Agreement.

10.3. Withdrawals or Resignations. No Member may withdraw or resign as a Member or withdraw capital from the Company without the consent of the Manager.

ARTICLE 11
DISSOLUTION AND WINDING UP

11.1. Dissolution Events. The Company will be dissolved, its assets disposed of, and its affairs wound up upon the first to occur of the following:

11.1.1. Upon the entry of a decree of judicial dissolution pursuant to the Act;

11.1.2. The sale of all or substantially all of the assets of the Company; or

11.1.3. Upon the election of the Manager and the Class A Majority.

The occurrence of a Dissolution Event of a Member does not give rise to the dissolution of the Company.

11.2. Winding Up. Upon the occurrence of any event specified in Section 11.1, the Company will continue in existence solely for the purpose of disposing of its assets and winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Manager, provided they have not wrongfully dissolved the Company or, if no remaining person acting as a Manager exists, the Members (either the Manager or the Members acting pursuant to this Section are referred to as the "**Liquidator**"), are responsible for overseeing the winding up of the Company's business. The Liquidator must give notice of the commencement of winding up activities by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Liquidator is entitled to reasonable compensation for its services.

11.3. Distributions in Kind. Any non-cash asset distributed to one or more Members must first be valued at its fair market value to determine the Book Income or Book Loss that would have resulted if the asset were sold for such value, the Book Income or Book Loss must then be allocated pursuant to Article 6, and the Members' Capital Accounts must be adjusted to reflect the allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in the distributed asset is the fair market value of such interest (net of any liability secured by the asset that such Member assumes or takes subject to). The fair market value of the asset must be determined by the Liquidator or, if any Member objects to such valuation, then by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Liquidator and approved by the Manager.

11.4. Order of Payment of Liabilities and Other Distributions Upon Dissolution.

11.4.1. After determining that all known liabilities of the Company, including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets will be distributed to the Members, (i) first, to the Members who have provided Capital Contributions to the Company, pro rata in accordance with their respective Unrecovered Capital amounts until all Members have no remaining Unrecovered Capital, and (ii) second, to all Members, pro-rata based on a Member's respective percentage ownership of Units (subject to any Distribution Thresholds with respect to any Class C Member). As used in this Agreement, the term "**Unrecovered Capital**" shall mean, with respect to each Member, the aggregate amount of the Capital Contributions made by such Member reduced (but not below zero) by the cumulative amount of Distributable Cash distributed to such Member. Notwithstanding anything to the contrary herein, a Class C Member shall not participate in any liquidation distributions under this Article 11 on account of any Class C Units held by such Member until the distributions to the Class A Members and Class B Members on account of their Units equal the Distribution Threshold established with respect to such Class C Units as of the date on which such Class C Units were originally issued by the Company (if any), and any distribution not made to a Member by reason of the foregoing proviso shall instead be divided among, and distributed to, the other Members whose right to participate in such liquidation distribution is not limited by the foregoing proviso. The liquidating distributions must be made by the end of the Company's taxable year in which the Company is liquidated or, if later, within ninety (90) calendar days after the date of the liquidation.

11.4.2. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, will be deemed to have been adequately provided for if the Company has complied with either of the following:

11.4.2.1   The payment of the debt or liability has been assumed or guaranteed in good faith by financially responsible person(s) or entities, and the provisions, including financial responsibility, was determined in good faith and with reasonable care by the Liquidator to be adequate at the time of any distribution of the assets hereunder.

11.4.2.2   The amount of the debt or liability has been deposited by the Company into an account for that purpose in accordance with the Act or applicable law.

This Section 11.4.2 is not intended to prescribe the exclusive means of making adequate provision for the payment of debts and liabilities as required by the Act. The Liquidator may make other arrangements reasonably calculated to provide for the payment of debts and liabilities.

11.5.   Compliance with Treasury Regulations. All payments to the Members upon the winding-up and dissolution of the Company will be made in accordance with the positive capital account balance limitation and other requirements of Treasury Regulations Section 1.704-l (b)(2)(ii)(d).

11.6.   Limitations on Payments Made in Dissolution. Each Member is entitled to look solely at the assets of the Company for the return of the Member's positive Capital Account balance and will have no recourse for the return of the Member's Capital Contribution or the receipt of the Member's share of Book Income (upon dissolution or otherwise) against the Manager or any other Member.

11.7. <u>Certificate of Cancellation</u>. The Manager will cause the Certificate of Cancellation to be filed in the office of, and on a form prescribed by, the Delaware Secretary of State, in accordance with the Act.

11.8. <u>No Action for Dissolution</u>. Except as expressly permitted in this Agreement, no Member may take any voluntary action that directly causes the dissolution of the Company. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 11.1. This Agreement has been drafted to provide fair treatment of all parties and equitable payment in liquidation of the Membership Units. Accordingly, except where the Liquidator has failed to liquidate the Company as required by this Certificate, each Member waives and renounces such Member's right to initiate a legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the grounds that (i) it is not reasonably practicable to carry on the business of the Company in conformity with the Certificate or this Agreement, or (ii) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member.

ARTICLE 12
INDEMNIFICATION AND INSURANCE

12.1. <u>Indemnification and Insurance of Agents</u>. Subject to Section 12.3 below, the Company will indemnify, defend and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that such person is or was a Member, Manager, officer, employee, or other agent of the Company, or such person is a Member of the Company ("**Agent**") or that, being or having been such an Agent of the Company, it is or was serving at the request of the Company as an Agent of another person or enterprise, to the fullest extent permitted by applicable law in effect on the date of this Agreement and to such greater extent as applicable law may hereafter from time to time permit. The Manager is authorized, on behalf of the Company, to enter into indemnity agreements on such terms and conditions as it deems appropriate in their business judgment. The Company is authorized to purchase and maintain insurance on behalf of any Agent described in this Section (a "**Section 12.1 Agent**") against any liability asserted against the Agent and incurred by the Agent in such capacity, or arising out of the Agent's status as a Section 12.1 Agent, whether or not the Company would have the power to indemnify the Agent against such liability under this Section or under applicable law.

12.2. <u>Advancement of Expenses</u>. An Agent entitled to indemnification or defense under this Article may receive from the Company advance payment of the Agent's reasonable and appropriate expenses incurred in connection with the action giving rise to the indemnification, as reasonably determined by the Manager. On demand by a Member for indemnification, defense or advancement of expenses, as the case may be, the Company will expeditiously determine whether the Member is entitled thereto in accordance with this Article. The indemnification, defense and advancement of expenses provided for under this Article applies to any proceeding arising from acts or omissions occurring before or after the adoption of this Article.

12.3. <u>Standards of Conduct for Indemnification</u>. Indemnification, defense and advancement of expenses is permissible under this Article only if the Section 12.1 Agent: (i) conducted itself in good faith; (ii) reasonably believed that its conduct was in or at least not opposed to the Company's best interest; (iii) in the case of any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; and (iv) is not adjudged in any proceeding to have engaged in intentional misconduct giving rise to the underlying claim or damage for which indemnification is sought. The termination of a proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent is not, of itself, determinative that the individual did not meet the standard of conduct described in this Section. A determination as to whether indemnification, defense or advancement of expenses is permissible may be made by (a) the Manager, (b) the Class A Majority, or (c) special legal counsel selected by the Class A Majority.

12.4. <u>Court Order of Indemnification</u>. A Member who is a party to a proceeding may apply for indemnification or defense from the Company to the court, if any, conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving such notice as the court considers necessary, may order indemnification if it determines:

(i)   In a proceeding in which the Member is wholly successful, on the merits or otherwise, the Member is entitled to indemnification under this Section, in which case the court will also order the Company to pay the Member its reasonable expenses incurred to obtain the court ordered indemnification; or

(ii)   The Member is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the Member met the standard of conduct set forth in Section 12.3.

12.5. <u>Described Indemnification Rights Non-Exhaustive</u>. Nothing contained in this Article will limit or preclude the exercise, or be deemed exclusive, of any right under the law, by contract or otherwise, relating to indemnification or defense of or advancement of expenses to any individual who is or was a Member of the Company or is or was serving as a Section 12.1 Agent. Nothing contained in this Article may limit the ability of the Company to otherwise indemnify or advance expenses to any individual. It is the intent of this Article to provide indemnification and defense to Members who are Section 12.1 Agents to the fullest extent now or hereafter permitted by law consistent with the terms and conditions of this Article. Indemnification must be provided in accordance with this Article irrespective of the nature of the legal or equitable theory upon which a claim is made including negligence, breach of duty, mismanagement, waste, breach of contract, breach of warranty, strict liability, or violation of any state or federal law.

ARTICLE 13
MISCELLANEOUS

13.1. <u>Not for Benefit of Creditors</u>. The provisions of this Agreement are intended only for the regulation of relations among the Manager, the Members and the Company. This Agreement is not intended for the benefit of Member creditors and does not grant any rights to or confer any benefits on Member creditors or any other person who is not a Member, a Manager or an officer.

13.2. Power of Attorney. Each Member acknowledges that, by executing this Agreement, the Manager (or his, her or its authorized designee) has been constituted and appointed, with full power and authority to act in his, her or its name and on his, her or its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business, as follows: (i) any instrument that may be required to be filed by the Company under appropriate state law or by any governmental agency; or (ii) any documents that may be required to be filed by the Company in connection with the admission or substitution of additional Members, or the dissolution and termination of the Company, provided the admission or substitution of additional Members or dissolution and termination of the Company are in accordance with this Agreement. Each Member further acknowledges that, by executing this Agreement, the power of attorney granted to the Manager (or their authorized designee) under this Section: (a) is a special power of attorney, coupled with an interest, and (b) may be exercised by either Manager (or their authorized designee) either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by the signature of a Manager acting as attorney-in-fact for any or all of them, and will survive the death or disability of any Member.

13.3. No Interest in Company Property: Waiver of Action for Partition. No Member or Transferee has any interest in specific property of the Company. Without limiting the foregoing, each Member and Transferee irrevocably waives during the Term any right he, she or it may have to maintain an action for partition with respect to property of the Company.

13.4. Amendments. Notwithstanding any other provision hereof to the contrary, any amendment to this Agreement required by law or necessary to reflect immaterial changes, provided such amendment does not adversely affect the substantive rights of the Members, including without limitation, amendments to (i) correct any typographical, clerical or other minor errors or omissions, or to clarify any unintended ambiguities of this Agreement; or (ii) in order to facilitate the admission of a new Member in accordance with Article 10 (which may include, for the avoidance of doubt, rights and benefits that are superior to those held by the existing Members, such as preferred distribution rights, and voting or consent rights, and may result in dilution to some or all of the existing Members), may be made solely by the Manager and the Class A Majority. All other amendments will require the affirmative vote or written consent of the Members holding no less than two-thirds of the outstanding Membership Units. Each Member covenants, on behalf of such Member and such Member's successors, assigns, heirs and personal representatives, to promptly execute and deliver with acknowledgment or affidavit, if required, all documents and writings that may be necessary or appropriate to effectuate amendments pursuant to this Section.

13.5. Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Delaware, irrespective of Delaware's choice-of-law principles.

13.6. Further Assurances. Each party to this Agreement will execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

13.7. <u>Dispute Resolution; Venue and Jurisdiction</u>. If any Member believes the Company or the Manager have breached this Agreement, such Member will provide the Company and the Manager written notice of such alleged breach with reasonable specificity and the Company and/or the Manager, as applicable, will have thirty (30) calendar days to cure such breach before the Member may resort to any legal action (other than a filing which is reasonably determined to be necessary to avoid the expiration of a statute of limitation). All actions and proceedings arising in connection with this Agreement must be resolved exclusively in binding arbitration administered at Atlanta, Georgia by an arbitrator selected by the Company, utilizing the JAMS (www.JAMSADR.com) Streamlined Arbitration Rules; provided, however, that if the dispute does not qualify for the Streamlined Arbitration Rules then the Comprehensive Arbitration Rules will apply. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

13.8. <u>Counterparts and Exhibits</u>. This Agreement may be executed in counterparts utilizing one or more separate signature pages and signatures may be submitted by copy, facsimile, PDF or other electronic transmission, each of which is deemed an original and all of which together constitute one document. All exhibits attached to and referenced in this Agreement are incorporated by reference into this Agreement.

13.9. <u>Time of Essence</u>. Time and strict and punctual performance are of the essence with respect to each provision of this Agreement.

13.10. <u>Prior Understandings</u>. This Agreement and all documents specifically referred to and executed in connection with this Agreement: (i) contain the entire and final agreement of the parties to this Agreement with respect to the subject matter of this Agreement, and (ii) supersede all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Agreement.

13.11. <u>Interpretation</u>. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. The Section headings in this Agreement: (i) are included only for convenience, (ii) do not in any manner modify or limit any of the provisions of this Agreement, and (iii) may not be used in the interpretation of this Agreement. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

13.12. <u>Successors-in-Interest and Assigns</u>. Subject to the restrictions on Transfers contained in this Agreement, this Agreement is binding upon and inures to the benefit of the successors-in-interest and assigns of each party to this Agreement.

13.13. <u>Notices</u>. Each notice and other communication required or permitted to be given under this Agreement ("**Notice**") must be in writing. Notice is duly given to another party upon: (i) hand delivery to the other party, (ii) receipt by the other party when sent by facsimile to the address and number for such party set forth below (provided, however, that the Notice is not effective unless a duplicate copy of the facsimile Notice is promptly also given by one of the other methods permitted under this Section), (iii) three (3) business days after the Notice has been deposited with the United States postal service as first class certified mail, return receipt requested, postage prepaid, and addressed to the party as set forth in the Company's book of records, or (iv) the next business day after the Notice has been deposited with a reputable overnight delivery service, postage prepaid, addressed to the party as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery-service-provider. Each party will make a reasonable, good faith effort to ensure that it will accept or receive Notices to it that are given in accordance with this Section. A party may change its address for purposes of this Section by giving the other party(ies) written notice of a new address in the manner set forth above.

13.14. <u>Waiver</u>. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

13.15. <u>Drafting Ambiguities</u>. Each party to this Agreement and its legal counsel have reviewed and revised this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

13.16. <u>Legends</u>. In addition to any other legends required by the Securities Act, Delaware Securities Act, as amended, or other applicable state blue sky laws, each Member hereby agrees to cause to be placed on each certificate of membership representing the Membership Units owned by him, her or it, if any, the following legends in a prominent and conspicuous manner:

"THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS AGAINST TRANSFER UNDER THE TERMS OF AN OPERATING AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE COMPANY'S PRINCIPAL OFFICE.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND ARE "RESTRICTED SECURITIES" AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE MEMBERSHIP UNITS UNDER THE ACT, (ii) IN COMPLIANCE WITH RULE 144, OR (iii)

PURSUANT TO AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO THE SALE, OFFER OR DISTRIBUTION."

13.17. <u>Representation</u>. Each Member and the Company have been advised and had the opportunity to consult with independent legal counsel regarding this Agreement. The Company and each Member acknowledge (i) Solomon Ward Seidenwurm & Smith, LLP ("**SWSS**") represents only Floyd Eddie Wilson, III ("**Wilson**"), who is affiliated with the Class A Members; (ii) SWSS has prepared this Agreement at Wilson's direction and may perform additional services for the Company at Wilson's direction; (iii) the interests of the parties with respect to this Agreement may be in conflict, and if SWSS were representing any other party in relation to this Agreement, it might advise such party that certain clauses be added, deleted or drafted differently; (iv) SWSS may continue to represent Wilson or his affiliates in the future in matters related or unrelated to this Agreement and/or the Company; and (v) SWSS may represent the Company at Wilson's direction.

13.19. <u>Spousal Consent</u>. Each Member who is or becomes married will, at the Manager's request, deliver an executed Spousal Consent in the form attached to this Agreement concurrently with the execution of this Agreement.

**SIGNATURE PAGES FOLLOW**

COMPANY SIGNATURE PAGE TO
OPERATING AGREEMENT

COMPANY:

BECAUSE COFFEE TEN, LLC,
a Delaware limited liability company

By: Because Coffee Holdings Group, Inc.,
a Georgia corporation

Its: Manager



By: Eddie Wilson
Floyd Eddie Wilson, III, CEO

Address:

90 Fort Wade Rd,
Ponte Vedra Beach,
FL 32081

CLASS A SIGNATURE PAGE TO
OPERATING AGREEMENT

CLASS A MEMBERS:

BECAUSE COFFEE HOLDINGS GROUP, INC.,
a Georgia corporation



By: Eddie Wilson
Floyd Eddie Wilson, III, CEO

Address for notices: 90 Fort Wade Rd, Ponte Vedra Beach, FL 32081
E-mail Address: Eddie@collectiveinfluence.com

COLLECTIVE EQUITY, INC.,
a Florida corporation



By: Eddie Wilson
Its: Floyd Eddie Wilson, III, CEO

Address for notices: 90 Fort Wade Rd, Ponte Vedra Beach, FL 32081
E-mail Address: Eddie@collectiveinfluence.com

CLASS B SIGNATURE PAGE TO OPERATING AGREEMENT

CLASS B MEMBERS:

AM COFFEE INVESTMENT
____
Name of Member

DocuSigned by:
[signature]
B030D0A5BFA84B8...
____
Signature of Member or authorized representative

Managing Member
____
(If appropriate, indicate corporate office, "Partner" or "Trustee")

Texas
____
(If Member is a corporation, partnership, trust or estate, indicate state of organization.)

Spousal Consent

I acknowledge that I have read the foregoing Operating Agreement for BECAUSE COFFEE TEN, LLC (the "**Agreement**") which has been executed by my spouse, and I know its contents including without limitation those provisions relating to the purchase, sale, or other disposition of the interest of a deceased, retiring, withdrawing, or terminating Member.

I agree to be bound by and accept those provisions of the Agreement in place of all other interests that I may have in the Company, whether the interest may be community property or otherwise.

My spouse has the full and exclusive power of management of his or her interest in the Company, including any portion of those interests that are our community property, and has the full right, without my further approval, to exercise all rights as a Member of the Company, to execute any amendments to the Agreement, and to sell, transfer, encumber, and deal in any manner with those Membership Units, including any portion of those interests that are our community property.

This Spousal Consent may be attached to and made a part of the Agreement, and may be relied upon by the Company and its other Members as an inducement to enter into the Agreement.

If I predecease my spouse while my spouse owns any Membership Units in the Company, I agree not to devise or bequeath whatever community property interest or quasi-community property interest I may have in the Company in contravention of the Agreement.

I UNDERSTAND THAT THE CONSENT AFFECTS MY LEGAL RIGHTS REGARDING THE MEMBERSHIP UNITS AND THAT IT WOULD BE PRUDENT FOR ME TO CONSULT AN ATTORNEY WITH RESPECT TO SUCH MATTER.

I ALSO ACKNOWLEDGE THAT I HAVE BEEN ADVISED TO OBTAIN INDEPENDENT COUNSEL TO REPRESENT MY INTERESTS WITH RESPECT TO THE AGREEMENT BUT THAT I HAVE DECLINED TO DO SO AND I HEREBY EXPRESSLY WAIVE MY RIGHT TO SUCH INDEPENDENT COUNSEL.

Dated: _____

Signed: _____

Name: _____